BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou, Peoples Republic of China

September 3, 2024

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

Jane Park

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baird Medical Investment Holdings Limited
Registration Statement on Form F-4 (File No. 333-274114) Originally filed on August 21, 2023, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baird Medical Investment Holdings Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-4 to become effective on Thursday, September 5, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Stephen Leitzell, Esq. of Dechert LLP, counsel to the Registrant, at (215) 994-2621 or by an email to stephen.leitzell@dechert.com.

Thank you for your assistance. If you should have any questions, please contact Mr. Leitzell at (215) 994-2621.

Very truly yours,

/s/ Haimei Wu
Haimei Wu Chief Executive Officer